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                          OPTICARE HEALTH SYSTEMS, INC.
Stephen P. Fisher
General Counsel

                                            July 31, 3000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey Riedler


     Re:    OptiCare Health Systems, Inc.
            Registration Statement on Form S-4, File No. 333-36878 Filed on May 12, 2000

Dear Mr. Riedler:

     We hereby request the withdrawal of our Registration Statement on Form S-4 and Joint Proxy Statement (the "Form S-4"), filed with the Securities and Exchange Commission on May 12, 2000, because the Agreement and Plan of Merger and Reorganization, dated February 10, 2000, by and among OptiCare Health Systems, Inc., Vision Twenty-One, Inc., and OC Acquisition Corp., has been terminated. No offers or sales of securities were made with respect to the Form S-4.

     Please call Mitchell D. Hollander, Esq. at (212) 519-5119 with any questions that you may have.


                                             Very truly yours,

                                             OPTICARE HEALTH SYSTEMS, INC.

                                             By: /s/ Stephen P. Fisher
                                                ------------------------------
                                                 Stephen P. Fisher
                                                 General Counsel and Secretary